EXHIBIT 4.2

EXECUTION COPY

THIS ESCROW AGREEMENT, dated as of April 12, 2007, made by and between Sun Healthcare Group, Inc., a Delaware corporation (the “Issuer”) and Wells Fargo Bank, National Association, as escrow agent until a successor replaces it, and thereafter the successor (the “Escrow Agent”).

Recitals

The Issuer, the Guarantors (listed in Schedule B of the Purchase Agreement), Credit Suisse Securities (USA) LLC (“CS”) and the other Initial Purchasers referred to therein (together with CS, the “Initial Purchasers”) are parties to that certain Purchase Agreement dated as of March 22, 2007 (the “Purchase Agreement”).

The Issuer, the Guarantors that are parties to the Indenture (as defined below) and Wells Fargo Bank, National Association, as trustee (the “Trustee”) are parties to that certain Indenture governing the 9⅛ Senior Subordinated Notes due 2015 (the “Notes”), dated as of April 12, 2007 (the “Indenture”). Capitalized terms that are used but not defined herein have the respective meanings specified in the Indenture.

In order to facilitate the closing of the sale of the Notes under the Purchase Agreement, the Issuer desires to escrow certain funds with the Escrow Agent, and the Escrow Agent is willing to accept, hold, invest and distribute such funds, subject to the terms and conditions of this Escrow Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and undertakings set forth in this Escrow Agreement and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Issuer and the Escrow Agent agree as follows:

1.	Delivery, Acceptance and Investment of Escrowed Funds.

(a) Concurrently with the closing of the sale of the Notes and the execution and delivery of this Escrow Agreement, the Issuer will deposit with the Escrow Agent (i) cash in an amount equal to the gross proceeds from the sale of the Notes (which amount is equal to $194,256,860) and (ii) an additional amount in cash or Treasury Securities (which amount is equal to $10,305,640) such that the escrowed funds are in an amount sufficient to (x) make all interest payments due and payable on or prior to July

11, 2007, which is the latest possible date of redemption for a Special Mandatory Redemption (as defined below) and (y) redeem in cash the Notes at a redemption price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest on the Notes to the latest possible date of redemption for a Special Mandatory Redemption (as defined below) (the amounts referred to in clauses (i) and (ii) collectively, the “Initial Deposit”) and (iii) deliver to the Escrow Agent a certificate of a financial or accounting officer of the Issuer substantially in the form of the Exhibit A hereto, verifying that the amount of the Initial Deposit has been calculated in accordance with, and fully satisfies, the requirements of this Escrow Agreement.

(b) The Escrow Agent hereby agrees to accept the Initial Deposit and to hold such funds and any proceeds thereof or interest or income resulting from the investment thereof in trust in an account located in the United States of America for investment and disbursement in accordance with the provisions of this Escrow Agreement. The Initial Deposit and any proceeds thereof or interest or income resulting from the investment thereof of any such deposit shall constitute the “Escrowed Funds.” The Escrow Agent shall invest the Escrowed Funds or any portion thereof in Escrow Investments (as defined below) as directed in writing from time to time by the Issuer. Such written instructions, if any, referred to in the foregoing sentence shall specify the type and identity of the Escrow Investments to be purchased or sold and shall also include the name of the broker-dealer, if any, that the Issuer directs the Escrow Agent to use in respect of such investment, any particular settlement procedures required (which settlement procedures shall be consistent with industry standards and practices), and such other information as the Escrow Agent may require. The Escrow Agent shall not be liable for failure to invest or reinvest funds absent written direction from the Issuer in accordance with this Escrow Agreement. Unless the Escrow Agent is otherwise directed in such written instructions, the Escrow Agent may use a broker-dealer of its own selection, including a broker-dealer owned by or affiliated with the Escrow Agent or any of its affiliates. The Issuer agrees that any investment in Escrow Investments identified by the Issuer shall be in an amount which will, without the reinvestment thereof or sale prior to maturity, provide cash that, together with other cash constituting the Escrowed Funds, will be sufficient to pay the Mandatory Redemption Price. Any such Escrow Investments will constitute Escrowed Funds. The Escrow Agent shall liquidate any such Escrow Investments at the written direction of the Issuer or when needed to make distributions pursuant to this Escrow Agreement.

“Escrow Investments” means (i) Treasury Securities (as defined below), (ii) investments in time deposit accounts, certificates of deposit and money market deposits, in each case maturing no later than July 11, 2007 (the “Escrow Outside Date”), entitled to U.S. Federal deposit insurance for the full amount thereof or issued by a bank (within the meaning of Section 3(a)(2) of the Securities Act of 1933, as interpreted by the staff of the Securities and Exchange Commission) or trust company (including the Escrow Agent or an affiliate of the Escrow Agent) which is organized under the laws of the United States of America or any State thereof having capital, surplus and undivided profits aggregating in excess of $500,000,000, (iii) investments in commercial paper maturing no later than the Escrow Outside Date and having, at the date of acquisition, a credit rating no lower than A-1 from Standard & Poor’s Rating Service, P-1 from Moody’s Investors Service, Inc., or F-1 from Fitch Ratings Ltd. and (iv) repurchase obligations maturing no later than the Escrow Outside Date entered into with a nationally recognized broker-dealer, with respect to which the purchased securities are obligations issued or guaranteed by the United States of America or any agency thereof, which repurchase obligations shall be entered into pursuant to written agreements.

“Treasury Securities” means any investment in obligations issued or guaranteed by the United States of America or any agency thereof, in each case, maturing on or prior to the Escrow Outside Date.

(c) For income tax and withholding purposes, all income earned on investments in the Escrowed Funds shall be attributed to the Issuer. The Escrow Agent shall have no responsibility for the tax consequences of this Escrow Agreement or the payment of any taxes. The Escrow Agent hereby advises the Issuer to consult with independent legal counsel concerning the tax ramifications of the arrangements contemplated by this Escrow Agreement. The Issuer hereby agrees to indemnify, defend and hold the Escrow Agent harmless from and against any tax, late payment, interest, penalty or other cost or expense that may be assessed against the Escrow Agent on or with respect to the Escrowed Funds and the investment thereof. The indemnification provided by this Section is in addition to the indemnification provided in Section 4 hereof and shall survive the resignation of the Escrow Agent and termination of this Escrow Agreement.

(d) The Issuer acknowledges that the regulations of the Office of the Comptroller of the Currency grant the Issuer the right to receive brokerage confirmations of security transactions as they occur. The Issuer specifically waives such notification to the extent permitted by law and acknowledges that it will receive periodic cash transaction statements, which will detail all investment transactions.

2.	Release of Escrowed Funds

(a) The Escrow Agent shall release the Escrowed Funds from the escrow account created hereby only in accordance with this Section 2.

(b) If at any time on or prior to the Escrow Outside Date, the Escrow Agent receives written notice from the Issuer that (which notice may be effected by delivery of an officer’s certificate substantially in the form of Exhibit B hereto) (i) all conditions precedent to the Merger (as defined below) have been satisfied or waived; (ii) the Issuer has received the net proceeds from borrowings of at least $290.0 million of senior secured term loans under its senior secured credit facility as described in the Offering Circular dated March 22, 2007 (the “Offering Circular”); (iii) the Merger will be consummated on substantially the terms described in the Offering Circular and substantially contemporaneously with the requested release of the Escrowed Funds, and the Escrowed Funds will be applied, together with the borrowings under the Issuer’s senior secured credit facility and cash-on-hand of the Issuer and Harborside Healthcare Corporation, in the manner described under the section “Use of Proceeds” of the Offering Circular; (iv) no Default has occurred or is continuing (or result from the requested release of Escrowed Funds) from the Issue Date to the date of the acquisition of Harborside Healthcare Corporation and immediately after giving effect to such acquisition, in each case applying the covenants described under the section “Description of the Notes ─ Certain Covenants” in the Offering Circular to the Issuer, Harborside Healthcare Corporation and their respective subsidiaries (other than such Subsidiaries that are designated as Unrestricted Subsidiaries); (v) the Counterparts to the Purchase Agreement, the Counterparts to the Registration Agreement and the Supplemental Indenture (as such terms are defined in the Purchase Agreement) have been executed by the Harborside Guarantors (as listed in Schedule F of the Purchase Agreement), and delivered to the Initial Purchasers, to be effective upon the consummation of the Merger; and (vi) immediately after the release of the Escrowed Funds, the Issuer will use the Escrowed Funds, together with cash on hand, in the manner described under the caption “Use of Proceeds” contained in the Offering Circular (the foregoing clauses (i) through (vi) of this subsection being the “Escrow Conditions”), the Escrow Agent shall release all Escrowed Funds then held by it to or for the account of the Issuer, upon presentation of (i) the certificates, opinions and other documentation required pursuant to the Purchase

Agreement and (ii) an officer’s certificate of the Issuer substantially in form and substance of Exhibit B hereto, signed by an authorized officer of the Issuer, certifying to the Escrow Agent as to the matters specified in Exhibit B hereto.

(c) If the acquisition of Harborside Healthcare Corporation (the “Merger”) as described in the Offering Circular is not consummated on substantially the terms described in the Offering Circular by the Escrow Outside Date, or if the merger agreement for the Merger is terminated at any time prior to the Escrow Outside Date (each a “Mandatory Redemption Event”), then within three business days the Issuer shall provide written notice to the Escrow Agent and request the Trustee to mail to the holders of the Notes, in accordance with the terms of the Indenture, notice that a Mandatory Redemption Event has occurred and five business days after mailing such notice of a Mandatory Redemption Event, the Issuer shall redeem the Notes in cash at a redemption price equal to 100% of the principal amount of the Notes (the “Redemption Price”), plus accrued and unpaid interest on the Notes to the applicable redemption date (the “Special Mandatory Redemption”). Upon the occurrence of a Mandatory Redemption Event, the Issuer shall deliver to the Escrow Agent, so as to be received by the Escrow Agent no later than one business day following the Escrow Outside Date, an officer’s certificate that sets forth (i) that the Special Mandatory Redemption is to occur, (ii) the Escrow Outside Date and (iii) the Redemption Price plus accrued interest and unpaid interest to be released by the Escrow Agent to the Trustee or Paying Agent (as defined below) for the benefit of the holders of the Notes and for the purpose of redeeming the Notes. If the Escrow Agent timely receives such an officer’s certificate from the Issuer, then the Escrow Agent shall, no later than the second business day following the Escrow Agent’s receipt of such officer’s certificate, release to Wells Fargo Bank, National Association, as Paying Agent (the “Paying Agent”) an amount of Escrowed Funds equal to the Redemption Price plus accrued and unpaid interest on the Notes to the applicable redemption date. Concurrently with such release to the Paying Agent, the Escrow Agent shall release any Escrowed Funds that exceed the Redemption Price and any and all accrued and unpaid interest on the Notes to the redemption date to the Issuer.

(d) This Escrow Agreement shall terminate upon the occurrence of the events specified in paragraphs (b) or (c) of this Section; provided, however, that the obligations of the Issuer under Section 4 and Section 8 of this Escrow Agreement shall survive such termination. Upon termination of this Escrow Agreement, any Escrowed Funds remaining in the custody of the Escrow Agent, net of fees and expenses payable to the Escrow Agent, shall be delivered promptly to the Issuer in accordance with the Issuer’s written instructions.

3.	Reliance; Liability

The Escrow Agent may rely on, and shall not be liable for acting or refraining from acting in accordance with, any written notice, instruction or request or other communication furnished to it hereunder or pursuant hereto and believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties. The Escrow Agent shall be responsible for holding, investing, reinvesting and disbursing the Escrowed Funds pursuant only to this Escrow Agreement; provided, however, that in no event shall the Escrow Agent be liable for any lost profits, lost savings or other special, exemplary, consequential or incidental damages even if the Escrow Agent has been advised of the likelihood of such loss or damage; and provided, further, that the Escrow Agent shall have no liability for any loss arising from any cause beyond its control, including, but not limited to, the following: (a) acts of God, force majeure, including, without limitation, war (whether declared or existing), revolution, insurrection, riot, civil commotion, terrorism, accident, fire, explosion, stoppage of labor, strikes and other differences with employees; (b) the act, failure or neglect of any other party or any agent or correspondent or any other person selected by the Escrow Agent; (c) any delay, error, omission or default of any mail, courier, telegraph, cable or wireless agency or operator; or (d) the acts or edicts of any government or governmental agency or other group or entity exercising governmental powers. The Escrow Agent shall not be responsible or liable in any manner whatsoever for the sufficiency, correctness, genuineness or validity of the subject matter of this Escrow Agreement or any part hereof or for the transaction or transactions requiring, relating to or underlying the execution of this Escrow Agreement, the form or execution hereof or for the identity or authority of any person executing this Escrow Agreement or any part hereof or depositing the Escrowed Funds. In the event that the Escrow Agent shall be uncertain as to its duties or rights hereunder or shall receive instructions, claims or demands from any party hereto which, in its opinion or in the opinion of its counsel, conflict with any of the provisions of this Escrow Agreement, it shall be entitled to refrain from taking any action and its sole obligations shall be to keep safely all property held under the terms of this Escrow Agreement until it shall be directed otherwise in writing by the Issuer (with the written consent of the Initial Purchasers) or by a final order or judgment of a court of competent jurisdiction.

4. Indemnity

The Issuer agrees to indemnify the Escrow Agent, and its officers, directors, employees and agents for, and to hold it and each of them harmless against, any loss, liability or expense arising out of or in connection with this Escrow Agreement and carrying out its duties hereunder, including, without limitation, the costs and expenses of defending itself against any claim of liability, damage, expense or loss (including, without limitation, attorneys’ fees and expenses); provided, however, that the Issuer will not be liable for indemnification or otherwise for any loss, liability or expense to the extent arising out of the gross negligence, willful misconduct or bad faith of the Escrow Agent. In no event shall the Escrow Agent be liable for punitive, incidental or consequential damages. The obligations of the Issuer under this Section 4 shall survive the resignation of the Escrow Agent and the termination of this Escrow Agreement.

5.	Modifications, Waivers and Amendments

The Escrow Agent shall not be bound by any modification, waiver, amendment, termination (except as provided in Section 2 hereof), cancellation, rescission or supersession of this Escrow Agreement unless the same shall be in writing and signed by the parties hereto, and, if its rights, duties, immunities or indemnities as Escrow Agent are affected thereby, unless it shall have given its prior written consent thereto. This Escrow Agreement may not be modified, waived, amended or terminated without the written consent of the Escrow Agent, Initial Purchasers and the Issuer.

6.	Concerning the Escrow Agent

(a) The Escrow Agent and the Issuer acknowledge and agree that the Escrowed Funds shall be held by the Escrow Agent for and on behalf of the Issuer, and that the Escrow Agent is acting exclusively as the agent, custodian and bailee of the Issuer, and not of any other party; provided, however, the Initial Purchasers and the Trustee are each third party beneficiaries of this Escrow Agreement with full rights of enforcement.

(b) The Escrow Agent shall exercise the same degree of care toward the Escrowed Funds as it exercises toward its own similar property.

(c) The Escrow Agent may execute any of its powers or responsibilities hereunder and exercise any rights hereunder either directly or by or through its agents or attorneys. The Escrow Agent shall have the right, but not the obligation to consult with counsel and/or other such professionals of the Escrow Agent’s choice and shall not be liable for any action taken or omitted to be taken by the Escrow Agent in accordance with the advice of such counsel or other such professionals. The Escrow Agent shall be entitled to reimbursement for any and all compensation (fees, expenses, and other costs) paid to such counsel and/or professional.

(d) Nothing in this Escrow Agreement shall be deemed to impose upon the Escrow Agent any duty to qualify to do business or to act as agent or otherwise in any jurisdiction other than the State of New York.

(e) The Escrow Agent shall have the right at any time to resign hereunder by giving written notice of its resignation to the Issuer at the address set forth herein or at such other address as the Issuer shall provide, at least 30 days prior to the date specified for such resignation to take effect. Upon the effective date of such resignation, all cash and other payments and all other property then held by the Escrow Agent hereunder shall be delivered by it to a successor Escrow Agent appointed by the Issuer with the consent of the Initial Purchasers. If no successor Escrow Agent is appointed, the Escrow Agent may apply to a court of competent jurisdiction for such appointment. The successor Escrow Agent is not required to be the same entity as the Trustee under the Indenture.

(f) In the event that any Escrowed Funds shall be attached, garnished or levied upon by any court order, or the delivery thereof shall be stayed or enjoined by an order of a court, or any order, judgment or decree shall be made or entered by any court order affecting the property deposited under this Escrow Agreement, the Escrow Agent is hereby authorized, in its sole discretion, to obey and comply with all writs, orders or decrees so entered or issued, and in the event that the Escrow Agent obeys or complies with any such writ, order or decree it shall not be liable to the Issuer or to any other person, firm or corporation, by reason of such compliance notwithstanding that such writ, order or decree be subsequently reversed, modified, annulled, set aside or vacated.

(g) In the event that the Escrow Agent should at any time be confronted with inconsistent claims or demands with respect to the Escrowed Funds, the Escrow Agent shall have the right, but not the duty, to interplead the Escrowed Funds and/or the parties making such requests or demands in any court of competent jurisdiction and request that such court determine the respective rights of the parties with respect to the Escrowed Funds. In the event the Escrow Agent no longer holds any Escrowed Funds, it shall be released from any obligation or liability as a consequence of any such claims or demands.

(h) All references in this Escrow Agreement to any other agreement are for the convenience of the Issuer, and the Escrow Agent has no duties or obligations with respect thereto.

(i) No provision of this Escrow Agreement shall require the Escrow Agent to risk or advance its own funds or otherwise incur any financial liability in the performance of its duties or the exercise of its rights under this Escrow Agreement.

7.	Notices

All notices required to be given hereunder shall be in writing and shall be deemed given when received at the following addresses until such time as the parties hereto designate a different or additional address or addresses:

To the Issuer:

Sun Healthcare Group, Inc.
18831 Von Karman, Suite 400
Irvine, CA 92612
Attention: Michael Newman
Facsimile: (949) 255-7057

with a copy to:

O’Melveny & Myers LLP
400 South Hope Street
Los Angeles, CA 90071
Attention: Richard Boehmer
Facsimile: (213) 430-6407

To the Escrow Agent:

Wells Fargo Bank, National Association
Corporate Trust Services

707 Wilshire Blvd., 17th Floor
Attention: Madeliena J. Hall
Facsimile: 213-614-3355

8.    Compensation and Fees and Expenses of the Escrow Agent

The Issuer hereby agrees to pay the Escrow Agent for its services hereunder in accordance with the Escrow Agent’s fee schedule as attached hereto as Exhibit C and to pay all expenses incurred by the Escrow Agent in connection with the performance of its duties and enforcement of its rights hereunder and otherwise in connection with the preparation, operation, administration and enforcement of this Escrow Agreement, including, without limitation, reasonable attorneys’ fees and expenses, brokerage costs and other reasonable and related expenses incurred by the Escrow Agent in accordance with this Escrow Agreement. The fees and expenses agreed upon for the services rendered hereunder is intended as full compensation for the Escrow Agent's services as contemplated by this Escrow Agreement; provided, however, that in the event that the conditions for the disbursement of funds under this Escrow Agreement are not fulfilled, or the Escrow Agent renders any material service not contemplated in this Escrow Agreement, or there is any assignment of interest in the subject matter of this Escrow Agreement, or any material modification hereof, or if any material controversy arises hereunder, or the Escrow Agent is made a party to any litigation pertaining to this Escrow Agreement, or the subject matter hereof, then the Escrow Agent shall be compensated for such extraordinary services and reimbursed for all costs and expenses, including reasonable attorneys’ fees and expenses, occasioned by any delay, controversy, litigation or event, and the same shall be recoverable from Issuer. The obligations of the Issuer under this Section 8 shall survive the resignation of the Escrow Agent and the termination of this Escrow Agreement.

9.	Miscellaneous

(a) This Escrow Agreement sets forth exclusively the duties of the Escrow Agent with respect to any and all matters pertinent hereto and no implied duties or obligations shall be read into this Escrow Agreement against the Escrow Agent. This Escrow Agreement contains the entire understanding among the parties and supersedes any prior understanding and agreements among them, in each case respecting this subject matter.

(b) This Escrow Agreement may be executed in any number of counterparts, each of which shall be an original and all of which when taken together shall constitute one agreement.

(c) Unless the context otherwise requires, “or” is not exclusive.

(d) This Escrow Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

(e) In the event that any provision of this Escrow Agreement is declared by any court or other judicial or administrative body to be null, void, or otherwise unenforceable for any reason, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Escrow Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have duly executed this Escrow Agreement as of the date first above written.

SUN HEALTHCARE GROUP, INC.,

By
/s/ Michael Newman
Name: Michael Newman Title: Executive Vice President

WELLS FARGO BANK, National Association, as Escrow Agent

By
/s/ Maddy Hall
Name: Maddy Hall Title: Assistant Vice President